SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2009
DIVISION OF MARKET REGULATION

SECU[...]MISSION

09041191

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Options LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, Suite 688
(No. and Street)

Chicago (City) Illinois (State) 60614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, William D'Anna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Options LLC, as of October, 31 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William D'Anna - Treasurer
Title

Notary Public

OFFICIAL SEAL
MICHAEL D PIERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/11

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Options LLC

Statement of Financial Condition

October 31, 2009

Contents

0912-1118171

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Tel: +1 312 879 2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
TD Options LLC

We have audited the accompanying statement of financial condition of TD Options LLC (the Company) as of October 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Options LLC at October 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

December 22, 2009

0912-1118171

TD Options LLC

Statement of Financial Condition

October 31, 2009

Assets	
Cash	$ 263,348
Securities owned	390,249,965
Receivable from Clearing Broker	235,300,316
Derivative contracts	186,312,730
Exchange memberships	16,918,991
Pension and postretirement benefit obligations	781,820
Other assets	375,742
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $6,639,080	197,354
Other assets – affiliates	21,448
Total assets	$ 830,421,714
Liabilities and members' equity	
Bank loans payable – affiliates	$ 373,882,331
Securities sold, not yet purchased	229,474,017
Derivative contracts	179,459,592
Accounts payable and other liabilities	9,497,811
Accounts payable and other liabilities – affiliates	3,415,361
	795,729,112
Subordinated borrowings – affiliate	140,000,000
Total liabilities	935,729,112
Members' deficit	(105,307,398)
Total liabilities and members' deficit	$ 830,421,714

See accompanying notes.

TD Options LLC

Notes to Statement of Financial Condition

October 31, 2009

1. Organization and Nature of Business

Nature of Operations

TD Options LLC (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a Delaware limited liability company. The Company is primarily a market maker/specialist buying, selling, and dealing as principal in U.S. exchange-traded securities and derivative financial instruments.

The Company was formed on January 17, 2002, in connection with the purchase of certain net assets of several broker-dealer entities by TD Equity Options, Inc. (TD Equity). The Company is a wholly owned subsidiary of TD Equity, which is an indirect, wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank). The Company commenced operations on March 1, 2002. The Company is economically and financially dependent on TD Equity and TD Bank.

The Company is authorized to have Class A, B, and C unit holders. Throughout the year ended October 31, 2009, only Class A shares were outstanding. The Class A units carry all voting rights. TD Equity was the only Class A member as of October 31, 2009, and as prescribed by the Agreement, the loss was allocated to the Class A member, TD Equity.

The Company clears its security transactions on a fully disclosed basis through Merrill Lynch Professional Clearing Corp. (the Clearing Broker).

The limited liability company operating agreement provides, among other things, that the Company's date of dissolution is dependent on certain events as described in the Amended and Restated Limited Liability Company Agreement, dated as of February 28, 2002 (the Agreement). On October 15, 2009, TD Bank made the strategic decision to exit the Company's business via a segmented sale of assets. Refer to Note 16 for further discussion of subsequent events.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Owned and Equity Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased consist of equities and are stated at fair value with related realized and unrealized gains and losses reflected in principal transactions in the statement of operations. Fair value is based on listed market prices. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All securities owned may be pledged by the Clearing Broker on terms that permit the Clearing Broker to sell or repledge the securities subject to certain limitations.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts (derivatives) for trading. Derivatives traded include options and futures and are recorded at fair value. Fair values are based on quoted market prices. Realized and unrealized gains and losses on derivatives are reflected in principal transactions in the statement of operations.

Receivable From Clearing Broker

Amounts receivable and payable for securities transactions that have not reached the contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition. The Company may obtain short-term financing from the Clearing Broker from whom it can borrow against its proprietary positions subject to collateral maintenance requirements.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Effective November 1, 2008, the Company adopted Accounting Standard Codification (ASC) 820, *Fair Value Measurements and Disclosures* (formerly known as SFAS No. 157), which provides a framework for measuring fair value under GAAP and establishes a fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The new guidance primarily impacts the Company's fair value measurements for financial instruments and requires additional disclosures about its fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or a liability as of the measurement date. The adoption of ASC 820 did not have a material impact on the Company's statement of financial condition.

In April 2009, the Financial Accounting Standards Board (FASB) issued an amendment to ASC 820, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (formerly known as FSP 157-4), which provides further clarification for the application of ASC 820 in markets that are not active. This amendment provides additional guidance for determining when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate that a transaction is "not orderly." The amendment to ASC 820 requires disclosure, in the interim and annual periods, of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. In addition, this amendment requires additional detail on debt and equity securities by major categories as defined within ASC 320, *Accounting for Certain Investments in Debt and Equity Securities* (formerly known as SFAS No. 115). This amendment to ASC 820 is effective for interim and annual reporting periods ending after June 15, 2009. Effective November 1, 2008, the Company adopted the amendment to ASC 820. Valuation techniques are outlined in Note 4. Since the Company's valuation techniques were consistent with the amendment, the adoption did not affect the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

The Company measures many of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Fair value is also used for financial assets and liabilities for disclosure purposes in accordance with ASC 825, *Disclosures about Fair Value of Financial Instruments* (formerly known as SFAS No. 107). Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value. These valuation techniques and assumptions are in accordance with ASC 820.

Financial instruments carried at cost, which approximates fair value, include receivable from Clearing Broker, bank loans payable, and subordinated borrowings.

The carrying amount of subordinated borrowings closely approximates fair value based upon rates of interest available to the Company at October 31, 2009.

Income Taxes

The Company is organized as a single member limited liability company that has not elected to be treated as a corporation for federal U.S. tax purposes. As such, the Company is disregarded and not subject to U.S. federal income taxes, as all income and deductions flow through to its single member owner. Additionally, the single member owner is responsible for certain state and local income and franchise taxes.

As of October 31, 2009, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within ASC 740-10 (formerly known as FIN 48, *Accounting For Uncertainty in Income Taxes*), and accordingly, management has concluded that no additional disclosure is required.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost.

2. Significant Accounting Policies (continued)

Retirement Plan

The retirement plan consists primarily of contributions made by the Company to the defined-benefit pension plan sponsored by TD Bank.

The Company adopted the recognition and disclosure provisions of ASC 715, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (formerly known as SFAS No. 158). ASC 715 requires plan sponsors of defined-benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial condition, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial condition, and provide additional disclosures.

Exchange Memberships

The Company's exchange memberships represent an ownership interest in the exchanges and provide the Company with the right to conduct business as a broker-dealer on the exchanges. The exchange memberships are recorded at cost or, if any other-than-temporary impairment revalue has occurred, of a value that reflects management's estimate of cost less the impairment.

3. Recently Issued Accounting Standard

In March 2008, the FASB issued ASC 815, *Disclosures about Derivative Instruments and Hedging Activities* (formerly known as SFAS No. 161). The standard requires enhanced disclosures about derivative instruments and hedged items that are accounted for under ASC 815 and related interpretations. The standard is effective for fiscal years beginning after November 15, 2008. The standard expands the disclosure requirements for derivatives and hedged items and has no impact on how the Company accounts for these instruments. The Company will include the required disclosures in the year of adoption.

4. Fair Value of Financial Instruments

ASC 820 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, obtaining broker quotes, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value of Financial Instruments (continued)

The following table presents as of October 31, 2009, the level within the fair value hierarchy for each of the financial assets and liabilities accounted for at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
U.S. equities owned	$ 390,123,965	$ –	$ –	$ 390,123,965
U.S. listed options purchased	185,960,667	352,063	–	186,312,730
U.S. corporate debt owned	–	–	126,000	126,000
Financial assets	$ 576,084,632	$ 352,063	$ 126,000	$ 576,562,695
U.S. equities sold short	$ 229,411,707	$ –	$ –	$ 229,411,707
U.S. listed options written	179,086,260	373,332	–	179,459,592
U.S. corporate debt sold short	–	62,310	–	62,310
Financial liabilities	$ 408,497,967	$ 435,642	$ –	$ 408,933,609

5. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into various transactions involving derivative contracts and other off-balance sheet instruments. The derivative contracts include exchange-traded options and futures. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative contracts as part of its market-making and trading activities.

Derivative contracts are valued at fair value, and the related profit or loss is reflected in principal transactions on the statement of operations. The fair value of derivative contracts at October 31, 2009, consisted of the following:

	Assets	Liabilities
Options	$186,312,730	$179,459,592

These derivative contracts expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and option transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company has accounts with two banks and one clearing broker-dealer located in the United States. In the event the clearing broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the solvency of its clearing broker-dealer.

5. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at October 31, 2009, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to October 31, 2009. To manage this market risk, the Company may hold securities that can be used to settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

6. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warrants that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

7. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (formerly known as FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of October 31, 2009, the maximum payouts for these contracts are limited to the notional amounts of each contract. The notional value of derivative contracts as of October 31, 2009, was $2.6 billion. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company.

The fair values of all written option contracts as of October 31, 2009, are included in derivative contracts liability on the statement of financial condition.

8. Furniture, Equipment, and Leasehold Improvements

Furniture, fixtures, and equipment are stated at cost less accumulated depreciation and amortization.

Furniture, equipment, and leasehold improvements at October 31, 2009, consisted of the following:

Leasehold improvements	$ 3,512,861
Capitalized software costs	3,198,730
Furniture	115,843
Computer equipment and software	9,000
Less accumulated depreciation and amortization	(6,639,080)
	$ 197,354

9. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of the major securities exchanges. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. A significant portion of assets and liabilities of the Company reflected in the statement of financial condition are positions with, and amounts receivable or payable from/to, this broker.

10. Lines of Credit

The Company has unsecured line-of-credit agreements with TD Equity and Toronto Dominion Holdings (U.S.A), Inc. (TD Holdings) (collectively, the Lenders). Both agreements are uncommitted lines of credit, subject to annual review and revocation by the Lenders. Under the agreements, the Company may borrow up to $100 million from TD Equity and $2 billion from TD Holdings.

At October 31, 2009, the outstanding balance due to TD Equity was approximately $74 million and $300 million due to TD Holdings. At October 31, 2009, the interest rate charged was 0.37% and 0.23%, respectively. Interest payable of $3,750 is included in accounts payable and other liabilities – affiliates on the statement of financial condition.

11. Subordinated Borrowings

The Company entered into a subordinated loan agreement with TD Holdings on February 11, 2002, and subsequently amended on April 6, 2006 and June 20, 2006, for $50 million, which matures on May 1, 2010, and bears an interest rate of LIBOR plus 1/8 of 1%. On March 15, 2003, and subsequently amended on May 5, 2003, the Company entered into an additional revolving subordinated loan agreement with TD Holdings for amounts up to $100 million, which matured on February 28, 2009, and bore an interest rate of LIBOR plus 1/8 of 1%. On June 5, 2007, the Company entered into a third subordinated loan with TD Holdings for amounts up to $40,000,000, which matures on June 30, 2010, and bears an interest rate of LIBOR plus 1/8 of 1%. On September 30, 2008, the Company entered into a fourth subordinated loan with TD Holdings for amounts up to $50 million, which matures on September 30, 2011, and bears an interest rate of LIBOR plus 1/8 of 1%. On May 6, 2009, the Company amended the agreements for the two $50 million and one $40 million lines extending September 30, 2011, maturity until May 1, 2013, and allowed the $100 million line to expire.

As of October 31, 2009, $140 million was drawn down against the three remaining agreements. All three remaining subordinated loans qualify as equity in computing net capital under the SEC's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest payable to TD Holdings of $2,883 is included in accounts payable and other liabilities – affiliates on the statement of financial condition.

12. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan that covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. TD Bank also provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age.

12. Benefit Plans (continued)

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

Effective January 1, 2009, the Company made the decision to freeze the defined-benefit pension plan for highly compensated employees (as defined by the IRS) based on the employees' 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during the 2006 retirement choice period will continue to accrue benefits under the defined-benefit pension plan with a minimum guaranteed per month payable as a life annuity. In place of the defined-benefit pension plan, the Company's defined-contribution 401(k) was enhanced with the benefits, rights, and features of the 401(k) plan remaining substantially the same.

13. Commitments and Contingencies

The Company leases office space under noncancelable lease agreements. On March 8, 2006, the Company entered into a new lease for the period December 1, 2006 to November 30, 2011. At October 31, 2009, minimum annual rental commitments were as follows:

	Occupancy Leases
Year ending October 31:	
2010	$ 780,379
2011	796,235
2012	66,463
	$ 1,643,077

The Company is a defendant in lawsuits arising from the ordinary course of business. Management of the Company, after consultation with outside counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's results of operations or financial condition.

14. Transactions With Affiliates

Edge Trading Systems LLC (Edge), an affiliate, provides technology support services to the Company. Amounts payable to Edge of $2,735,391 are recorded in accounts payable and other liabilities – affiliates on the statement of financial condition. The Company allocated to Edge finance, executive, human resources, office facilities, and compliance/legal expenses during the year, of which $126,682 is net against the payable included in accounts payable and other liabilities – affiliates.

The majority of the Company's execution and payment for order flow costs are incurred from TD Professional Execution, Inc. (TD ProEx), an affiliate, for the year ended October 31, 2009. During the year, $393,701 is included in accounts payable and other liabilities – affiliate on the statement of financial condition. The Company allocated to TD ProEx finance, executive, human resources, and compliance/legal costs during the year, of which $60,845 is net against the payable included in other assets – affiliates on the statement of financial condition.

The Company allocated to TD Equity finance, executive, human resources, office facilities, and compliance/legal costs during the year, of which $14,498 is included in other assets – affiliates on the statement of financial condition.

The Company was allocated certain costs from TD Bank for risk management and certain network services, of which $467,181 is included in accounts payable and other liabilities – affiliates on the statement of financial condition. TD Bank also pledged $6,950 to the Company in charitable donations to be made at the Company's behest. This amount remains outstanding at the end of the year and is included in other assets – affiliates on the statement of financial condition.

15. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the *Alternative Net Capital Requirement* of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2009, the Company had net capital, as defined, of $16,397,247, which was $16,147,247 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.

16. Subsequent Events

Effective for the year ended October 31, 2009, the Company adopted FASB ASC 855, *Subsequent Events* (formerly known as SFAS No. 165). Management has evaluated the possibility of subsequent events existing in the Company's financial statements through December 22, 2009. Following the October 15, 2009, decision to exit the business via a segmented sale of assets, the Company entered into agreements with multiple counterparties to purchase certain assets. On December 2, 2009, the Company closed on a transaction for $15.5 million where it sold the Competitive Market Maker trading privileges and the corresponding rights and obligations in the International Securities Exchange, Inc. trading bins, along with the associated trading assignments. Following the close of regular trading hours on December 14, 2009, the Company completed a transaction to sell all securities owned and all securities sold, not yet purchased at the current market rate. In addition to the sale of the positions, the Company sold the Designated Primary Market Maker trading rights held at the Chicago Board Options Exchange for a total of $1.2 million. As of December 15, 2009, the Company ceased all market making and proprietary trading activities and no longer held a position of material value.

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STATEMENT OF FINANCIAL CONDITION

TD Options LLC
October 31, 2009
With Report of Independent Registered Public Accounting Firm

0912-1118171